

Mail Stop 3561

March 20, 2018

Via Email
Mr. John R. McPherson
Executive Vice President and
Chief Financial and Strategy Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

> **Re: Vulcan Materials Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 1-33841**

Dear Mr. McPherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Management's Discussion and Analysis
Reconciliation of Non-GAAP Financial Measures, page 32

1. Please tell us whether the measure you call gross profit margin excluding freight and delivery revenues also excludes all costs related to freight and delivery that are included in cost of revenues. If not, please tell us and disclose why not. If so, please revise the title for the measure to better reflect what it actually represents, and revise your discussions for the reconciliations related to the numerator (gross profit) to clearly disclose the adjustments for both (a) freight and delivery revenues and (b) all costs related to freight and delivery that are included in cost of revenues. For the aggregates segment measure, also address your treatment of the costs related to the other revenues excluded.

<u>Liquidity and Financial Resources, page 45</u>

2. Please disclose the information required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K for the net earnings before DDA&A non-GAAP measure presented.

<u>Consolidated Financial Statements</u>
<u>Consolidated Statements of Comprehensive Income, page 62</u>

3. On page 71, you indicate total revenues include sales of product and services to customers and freight and delivery revenues billed to customers. Pages 32 and 33 appear to indicate that freight and delivery revenues exceed 10% of your total revenues. Please separately present your revenues from products, services and other in your statements of comprehensive income. Similarly revise your cost of revenues presentation. Refer to Rule 5-03.1 and .2 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel &
Mining